Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 4 DATED JUNE 13, 2007
TO THE PROSPECTUS DATED APRIL 30, 2007

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2007 (the “Prospectus”), Prospectus Supplement No. 1 dated May 3, 2007, No. 2 dated May 15, 2007 and No. 3 dated May 17, 2007.  The Prospectus superseded and replaced the original prospectus for this offering, dated June 19, 2006, and all prior supplements to such prospectus.  Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering;
B.	To provide information regarding distributions recently declared by our board of directors;
C.	To describe the potential acquisition by Hines REIT of a property located on Long Island in New York;
D.	To describe the potential acquisition by the Core Fund of two properties located in Charlotte, North Carolina; and
E.	To describe the terms of a new borrowing from KeyBank by a subsidiary of the Core Fund.

A.           Status of our Current Offering

As of June 6, 2007, we had received gross proceeds of approximately $490.3 million from the sale of approximately 47.4 million of our common shares in our current public offering, including approximately $24.0 million relating to approximately 2.4 million shares issued under our dividend reinvestment plan. As of June 6, 2007, approximately $1,533.7 million in shares remained available for sale pursuant to the offering, exclusive of approximately $176.0 million in shares available under our dividend reinvestment plan.

B.           Distributions Declared by Our Board of Directors

           Our board of directors has declared distributions for the months of June and July 2007. The distributions will be calculated based on shareholders of record each day during each month in an amount equal to $0.00170959 per share, per day.  The distributions for the month of June 2007 will be aggregated and paid in cash in July 2007, and the distributions for the month of July 2007 will be aggregated and paid in cash in October 2007.

C.           Potential Acquisition of 3 Huntington Quadrangle by Hines REIT

On June 4, 2007, we entered into a contract with 3 Huntington Quadrangle, LLC to acquire 3 Huntington Quadrangle, an office building located on Long Island in Suffolk County, New York.  The seller is not affiliated with us or our affiliates.  3 Huntington Quadrangle is a four story office building constructed in 1971. The building consists of 407,731 square feet of rentable area and is approximately 82% leased. Empire Blue Cross and Blue Shield, a health insurance provider, leases 109,761 square feet or approximately 27% of the building’s rentable area, under a lease that expires in December 2010 and contains options to renew for two five-year periods. Gentiva Health Services, Inc., a provider of home health services, leases 50,627 square feet or approximately 12% of the building’s rentable area, under a lease that expires in August 2010 and contains an option to renew for one additional five-year period. The remaining lease space is leased to nine tenants, none of which leases more than 10% of the building’s rentable area.

The contract purchase price for 3 Huntington Quadrangle is expected to be approximately $87.0 million, exclusive of transaction costs, financing fees and working capital reserves.  We expect to fund the acquisition using proceeds from our current public offering. In connection with the acquisition of this property, we expect to pay our Advisor approximately $435,000 in cash acquisition fees. Likewise, the interest in the Operating Partnership represented by the Participation Interest will increase as a result of the acquisition.

The closing of this acquisition is currently set for July 2, 2007, subject to a number of closing conditions.  We funded a $5 million earnest money deposit on June 7, 2007 and expect to exercise an option to postpone the closing date from July 2, 2007 to July 16, 2007 by funding an additional $2 million earnest money deposit on or before June 22, 2007. There is no guarantee that this acquisition will be consummated and if we elect not to close the acquisition of 3 Huntington Quadrangle, we could forfeit our earnest money deposit.

D.           Potential Acquisition of Charlotte Properties by the Core Fund

Charlotte Plaza
On May 21, 2007, an indirect subsidiary of the Core Fund entered into a contract with the California State Teachers’ Retirement System to acquire Charlotte Plaza, a 27-story office building located at 201 South College Street in downtown Charlotte, North Carolina. We owned a 29.8% interest in the Core Fund as of May 1, 2007. Charlotte Plaza was constructed in 1981. It contains 625,026 square feet of rentable area and is approximately 99% leased. Wachovia Securities, an investment banking firm, leases 308,908 square feet, or approximately 49% of the property’s rentable area, under two leases that expire in April 2010 and December 2013. One of the leases contains an option to renew for an additional five-year term and contains termination rights for portions of the leased space effective in December 2011 and December 2012. The remaining lease space is leased to 47 tenants, none of which leases more than 10% of the building’s rentable area.

The contract purchase price for Charlotte Plaza is expected to be approximately $175.5 million, exclusive of transaction costs, financing fees and working capital reserves. The Core Fund expects to fund its acquisition of Charlotte Plaza using borrowings under a revolving credit facility and bridge financing obtained in connection with the acquisition. In connection with the acquisition, third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund not more than $636,000 in cash acquisition fees. Likewise, the profits interest in the Core Fund owned by an affiliate of Hines will increase as a result of this transaction.

The Core Fund anticipates that the closing will occur on or about June 15, 2007, subject to a number of closing conditions. There is no guarantee that the acquisition will be consummated and if the Core Fund elects not to close the acquisition of Charlotte Plaza, it could forfeit a $25.0 million earnest money deposit.

The Carillon Building
On May 30, 2007, an indirect subsidiary of the Core Fund entered into a contract with the Cornerstone Carillon LLC to acquire the Carillon building, a 24-story office building located at 227 West Trade Street in downtown Charlotte, North Carolina and a one-half acre parcel of land adjacent to the building. The Carillon building was constructed in 1989. It contains 469,226 square feet of rentable area and is approximately 99% leased. Cadwalader, Wickersham and Taft LLP, an international law firm, leases 79,682 square feet, or approximately 17% of the property’s rentable area, under a lease that expires in January 2012 and contains an option to renew for one additional five-year term. Deloitte & Touche USA LLP, a international public accounting firm, leases 65,060 square feet, or approximately 14% of the property’s rentable area, under two leases that expire in January 2009 and June 2011, one of which contains an option to renew for an additional five-year term.  The remaining lease space is leased to 44 tenants, none of which leases more than 10% of the building’s rentable area.

The contract purchase price for the Carillon building is expected to be approximately $140.0 million, exclusive of transaction costs, financing fees and working capital reserves. The Core Fund expects to fund its acquisition of the Carillon building using contributions from certain investors and mortgage financing obtained in connection with the acquisition. In connection with the acquisition, third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund not more than $507,000 in cash acquisition fees. Likewise, the profits interest in the Core Fund owned by an affiliate of Hines will increase as a result of this transaction.

The Core Fund anticipates that the closing will occur on or about July 2, 2007, subject to a number of closing conditions and has funded $30 million of earnest money deposits. There is no guarantee that the acquisition will be consummated and if the Core Fund elects not to close the acquisition of the Carillon building, it could forfeit its $30.0 million in earnest money deposits.

E.           New Core Fund Borrowing From KeyBank

On May 31, 2007, an indirect subsidiary of the Core Fund entered into a loan agreement with KeyBank in the principal amount of $36.0 million. The borrowing was used to repay amounts owed under its revolving credit facility with KeyBank. The $36.0 million borrowing is secured by the mortgage or deed of trust and related assignments and security interests on Douglas Corporate Center. The subsidiary that directly owns this property is the borrower under the loan documents. The borrowing matures on May 31, 2014 and bears interest at a fixed rate of 5.427% per year.